Exhibit 99.1

5/F, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

News for Release:	5:00 p.m. EST / 2:00 p.m. PST, Monday, February 28, 2005 6:00 a.m. Beijing / Hong Kong Time, Tuesday, March 1, 2005

Linktone Reports Year-End 2004 Results

Fourth-Quarter Gross Revenues Grow 17% Sequentially, 135% Year-over-Year;
Non-SMS Revenues Grow Sequentially from 20% to 41% of Gross Revenues

SHANGHAI, China, March 1, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive entertainment products and services to consumers in China, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2004:

•	Fourth Quarter 2004

-	Gross revenues: $15.5 million, growth of 17% quarter-over-quarter and 135% year-over-year
-	Net income: $3.3 million, growth of 18% quarter-over-quarter and 106% year-over-year
-	GAAP fully diluted earnings per ADS: $0.12 vs. $0.10 for the third quarter of 2004
-	Adjusted fully diluted earnings per ADS (excluding the effects of certain one-time and non-cash expenses): $0.15 vs. $0.13 for the third quarter of 2004

•	Fiscal Year 2004

-	Gross revenues: $50.3 million, growth of 203% year-over-year
-	Net income: $12.5 million, growth of 247% year-over-year
-	GAAP fully diluted earnings per ADS: $0.47 vs. $0.16 for 2003
-	Adjusted fully diluted earnings per ADS (excluding the effects of certain one-time and non-cash expenses): $0.56 vs. $0.21 for 2003

Fourth-Quarter 2004

Linktone’s gross revenues for the fourth quarter of 2004 increased 135% from $6.6 million for the fourth quarter of 2003 and 17% from $13.3 million for the third quarter of 2004. Fourth-quarter 2004 net income under U.S. generally accepted accounting principles (GAAP) increased 106% from $1.6 million, or $0.07 per fully diluted American Depositary Share (ADS), for the fourth quarter of 2003 and 18% from $2.8 million, or $0.10 per fully diluted ADS, for the third quarter of 2004.

The company’s fourth-quarter 2004 net income under GAAP included $0.5 million of non-cash stock-based compensation expense. Excluding the effect of this expense and $0.2 million of other expenses associated with content provided to Linktone in prior

Linktone Reports 4Q/FY04 Results	2

periods, adjusted net income for the fourth quarter was $4.1 million, or $0.15 per fully diluted ADS. This compared with adjusted net income of $3.6 million, or $0.13 per fully diluted ADS, for the third quarter, which excluded one-time expenses associated with discontinued financing activities and office relocation as well as non-cash stock-based compensation expense. The reconciliation of GAAP measures with non-GAAP measures for net income and net income per ADS included in this news release is set forth in the company’s financial statements below. All per-share computations for the fourth quarter were based on 27.3 million weighted average ADSs outstanding on a fully diluted basis.

“Linktone’s fourth-quarter revenue and earnings growth underscores the fundamental strength and momentum of our business, despite challenging industry conditions,” said Raymond Yang, chief executive officer of Linktone. “During the quarter, sequential sales growth for 2.5G and audio-related services exceeded our expectations and more than offset an anticipated decline for short messaging services (SMS). The wireless value-added service industry in China has experienced a series of changes in the regulatory climate in recent months, and, as a result, we believe that the market is developing into a more mature and healthy industry for all participants.”

Non-SMS Growth

Linktone’s sales of 2.5G and audio-related services were $6.4 million for the fourth quarter, representing an increase of 137% from $2.7 million for the third quarter. Non-SMS sales contributed 41% of Linktone’s fourth-quarter gross revenues, up sequentially from 20%. 2.5G services—including multimedia messaging services (MMS), wireless application protocol (WAP) services, and Java games—accounted for 29% of fourth-quarter gross revenues, up from 11% for the third quarter. Audio-related services, including ring-back services and interactive voice response (IVR) services, generated 12% of gross revenues, up sequentially from 9%.

The company’s SMS sales were $9.1 million for the fourth quarter, compared with $10.6 million for the prior quarter. Linktone attributed the sequential decline principally to the ongoing effects of China Mobile’s implementation of its Mobile Information Service Center (MISC) platform for customer service and billing management. During the quarter, the MISC roll-out resulted in the curtailment of joint marketing opportunities for China Mobile service providers, increased billing failures for China Mobile STK (SIM Toolkit) cards, and the automatic termination of subscriptions by users that remain inactive for a specified period of time, all of which impacted Linktone’s SMS sales.

Linktone estimates that the company averaged approximately 7.1 million paying users per month for fourth quarter, compared with estimates of approximately 7.2 million for the third quarter. The sequential trend reflected the impact of the MISC implementation which caused certain codes by which users order Linktone services to become unusable during the implementation transition period. The company estimates that average revenue per user (ARPU) rose to approximately $0.74 per month for the fourth quarter, up 21% from estimates of approximately $0.61 per month for the previous quarter, reflecting the migration of users from basic SMS products to high-end 2.5G products.

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As part of its ongoing work to test and strengthen internal controls and procedures in accordance with the Sarbanes-Oxley Act of 2002, the company identified certain underpayments from the company to several of its third party content partners which occurred in the first three quarters of 2004. Accordingly, Linktone recognized an expense of $0.2 million in the fourth quarter of 2004 (included in cost of services), which management has determined is the maximum aggregate amount that remains payable to those content partners during 2004.

Consistent Margins

Linktone’s gross margin for the fourth quarter was 68% of net revenues, or gross revenues minus business tax, compared with 61% for the fourth quarter of 2003 and with 68% for the third quarter of 2004.

Fourth-quarter operating expenses totaled $6.8 million, compared with $2.2 million for the same quarter a year earlier and with $5.8 million for the prior quarter. Linktone attributed the sequential increase primarily to increased higher personnel-related expenses including senior management additions highlighted below, product development, and sales and marketing, as well as legal and accounting fees associated with Sarbanes-Oxley compliance.

Product development expenses for the fourth quarter were $0.9 million, compared with $0.2 million a year earlier and with $0.7 million for the previous quarter. Selling and marketing expenses were $3.0 million, compared with $0.7 million for the prior year and with $2.5 million for the prior quarter. Non-cash stock-based compensation expense was $0.5 million, compared with $0.6 million a year earlier and with $0.5 million for the previous quarter. Other general and administrative expenses were $2.3 million, compared with $0.6 million year-over-year and with $2.1 million sequentially.

Linktone’s operating margin for the fourth quarter was 22% of net revenues, consistent with 22% for the third quarter. Net margin was 22% of net revenues, also consistent with 22% for the prior quarter.

The “Tax Update” section below discusses the potential impact of certain local tax issues on Linktone’s net revenues for 2004.

Fiscal Year 2004

The company’s gross revenues for fiscal year 2004 were $50.3 million, more than triple the $16.6 million reported for 2003. Full-year net income under GAAP was $12.5 million, or $0.47 per fully diluted ADS, compared with $3.6 million, or $0.16 per fully diluted ADS, for the year earlier. Excluding the effect of one-time expenses associated with discontinued financing activities and office relocation as well as non-cash stock-based compensation expenses, which were incurred in 2004, adjusted net income for 2004 was $14.8 million, or $0.56 per fully diluted ADS, compared with $4.7 million, or $0.21 per fully diluted ADS, for 2003. All per-share computations for 2004 were based on 26.4 million weighted average ADSs outstanding on a fully diluted basis.

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At December 31, 2004, Linktone’s balance sheet included cash and cash equivalents as well as short-term investments available for sale in aggregate of $78.3 million. During the fourth quarter, Linktone generated positive cash flow from operations of $3.9 million. At year-end, days sales outstanding (DSOs), the average length of time required for the company to receive payment for services delivered, were 81 days, compared with 84 days at September 30, 2004. The decrease in DSOs can be mainly attributed to China Mobile’s effort to clear outstanding debt owed by its customers by year-end 2004.

Recent Business Highlights

Since reporting its third-quarter results on November 16, 2004, Linktone’s key business events have included:

MISC Implementation

•	Second phase of Linktone SMS service migration to the China Mobile MISC platform in the provinces of Beijing, Chongqing, Guangdong, Henan, Hubei, and Shandong, after the first phase of migration in the eight largest provinces during the third quarter, resulting in 80% of Linktone’s SMS revenue being derived from provinces and municipalities that have implemented MISC to date
•	Plans to complete the remaining 20% of the migration in 2005, at the discretion of the provincial and local offices of China Mobile

Service Delivery Channels

•	Launch and initial sales of SMS to the personal handyphone system (PHS) subscribers of China Netcom and China Telecom, which have a combined PHS user base totaling 61 million, and connections to both operators’ fixed-line networks for ring-back services in 15 provinces
•	Acquisition of approximately 600,000 new users of WAP services in the fourth quarter through Linktone’s marketing partnership with McDonald’s Corporation for China Mobile’s M-Zone initiative
•	Launch of the MMS Club with McDonald’s Corporation for China Mobile’s M-Zone initiative

Content and Marketing Partnerships

•	Agreement with Websurf Tech Co. Ltd., a leading game developer in Taiwan, to distribute its Java games on Linktone’s Java games platform
•	Agreement with JOFUN Digital Tech, Inc, a leading mobile game developer in China, to distribute its Java games on Linktone’s Java games platform
•	Alliance with Aon Media Inc. – a leading Korean mobile Music provider – for wireless Java karaoke in China
•	Agreement with China singing sensation Dao Lang to provide his songs over ring-back services
•	Agreement with Feile Music, a leading record company, for ring-back services

New Product Launches

•	“M-Novel”, a first-of-its-kind mobile literature channel for multiple wireless service platforms
•	“Fantasy Castle”, a new WAP community product

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•	Twelve new Java games on China Mobile’s “BaiBaoXiang” game platform

•	More than 60 new SMS products

Industry Recognition

•	Ranking of Linktone as the 16th fastest growing technology company in the Asia-Pacific region and the fifth fastest growing technology company in China by Deloitte Technology in its Fast 500 Asia Pacific for 2004

Management Team

•	Continued development of the Linktone management team to support the company’s growth and diversification plans, including:
•	The appointment of Xiangyuan Jiang as vice president of Legal Affairs
•	The appointment of Shubing Zheng as vice president of Human Resources
•	The appointment of Harry Man as director of Strategic Development, responsible for strategic planning and mergers and acquisitions.

Business Outlook

For the quarter ending March 31, 2005, Linktone expects GAAP earnings of $0.11 per fully diluted ADS resulting from a commensurate decrease in gross revenues compared with the fourth quarter of 2004. Excluding the anticipated effect of non-cash stock-based compensation expense in the amount of $0.5 million, the company expects first-quarter earnings of $0.13 per fully diluted ADS.

The business outlook stated above includes the anticipated effects of recent changes in China Mobile’s policies with respect to MMS, in particular the new requirement that MMS must now be delivered to a user’s mobile phone while the user’s mobile phone is active and capable of receiving MMS, rather than simply delivering it to the user’s mobile phone MMS mail box to be later retrieved by the user, which is expected to adversely affect MMS sales in the first quarter of 2005. In addition, the business outlook includes the anticipated ongoing effects of the previously imposed sanctions and penalties on Linktone’s sales of WAP services by China Mobile, as well as new product applications and joint marketing activities for the first six months of 2005, both as announced on December 22, 2004.

“In 2005 and beyond, we expect continued strong growth in the market for 2.5G services in China, as well as an acceleration of market consolidation,” said Raymond Yang. “As a result, we expect to continue expanding Linktone’s 2.5G product portfolio, marketing programs and user base toward the transition to 3G networks, and to develop new revenue streams that complement wireless value-added services. We are also committed to enhancing our long-standing relationship with China Mobile, increase our volume with China Unicom, and develop our new channels with China Netcom and China Telecom. With the effective execution of our M&A and partnership strategies, we believe that this will be a pivotal year for Linktone’s evolution to an interactive entertainment company serving consumers throughout the world’s largest and fastest growing digital economy.”

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Tax Update

Linktone also announced today that it was recently informed that the local Shanghai district bureau of the State Administration of Taxation has requested further information from the company in connection with certain tax refunds which the company is expecting to receive. Payments for software license fees and related technical consulting services provided by one of the company’s subsidiaries, Shanghai Huitong Information Co. Ltd. (“SHI”), to one of its affiliated Chinese companies, Shanghai Weilan Computer Co., Ltd., are subject to a 17% value-added tax (“VAT”). Under applicable tax regulations, such VAT payments are subject to a 14% refund when made by a software development enterprise in connection with registered software products. The company discussed and verbally confirmed with the Shanghai tax bureau in November 2004 its understanding that under the applicable tax regulations, SHI would qualify for the refund. As a result of this tax refund, the applicable effective VAT tax rate during 2004 was expected to be 3%, reflecting a total refund amount of $2.2 million. On February 23, 2005, the tax bureau notified Linktone that due to the significant amount involved, the tax bureau has questions regarding the value of the charges made by SHI and requires further information to reach a conclusion. Management will provide the requested information to the tax bureau and will continue to discuss these issues with the relevant tax officials.

The VAT refundable was $2.2 million as of December 31, 2004, and is reflected as a receivable on the company’s balance sheet, which is included in this press release. Based on discussions with the local tax bureau to date, the company does not anticipate that the entire $2.2 million will be subject to recharacterization. However, if the local Shanghai district tax bureau were ultimately to determine that all or a portion of the refund were subject to recharacterization, the tax asset would be eliminated in the corresponding amount and recorded as a reduction in net revenues of $2.2 million for 2004. If the entire refund were recharacterized, the result would reduce net income by $2.2 million and fully diluted earnings per ADS by $0.08 for the year ended December 31, 2004.

Use of Non-GAAP Financial Measures

Linktone believes that the supplemental presentation of adjusted net income and net income per ADS calculations, excluding the effect of non-cash stock-based compensation expense and also one-time expenses associated with discontinued financing activities, office relocation (in the case of third-quarter and full year 2004 figures), and content partner underpayments (in the case of the fourth-quarter 2004 figures) provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the

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reconciliation of GAAP results with non-GAAP results for the three-month and twelve-month periods of 2004 and 2003, respectively, in the attached financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss fourth-quarter 2004 financial results and first-quarter 2005 business outlook at 7:00 p.m. Eastern Standard Time on February 28 (4:00 p.m. Pacific Standard Time on February 28; 8:00 a.m. Beijing/Hong Kong time on March 1). The dial-in numbers for the call are 800-473-6123 for U.S. callers and 973-582-2703 for international callers.

A phone replay of the call will be available from February 28 to March 28, 2005 (U.S. Standard Time). To access this replay, U.S. callers should dial 877-519-4471 and enter code number 5675234; international callers should dial 973-341-3080 and enter the same code number. Also, a webcast of this call will be available live and archived for one full year on the Linktone Web site at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the negative consequences to Linktone’s business and financial condition which can arise from the monetary penalties and services suspensions already imposed on it by China Mobile and the risk that it could be subject to additional penalties or suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could further adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not continue to grow for whatever reason; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will be unable to successfully develop new revenue

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streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor and Media Relations

Jie Chen
Linktone Ltd.
Tel: 86-21-3318-4900
jie.chen@linktone.com

—Financial Statements Attached—

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31, 2004	December 31, 2003
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	63,413,629	5,612,893
Short term investments	14,860,365	—
Accounts receivable, net	10,445,535	3,092,619
Deposits and other receivables	5,296,726	554,300
Deferred tax assets	195,974	—
Total current assets	94,212,229	9,259,812
Property and equipment, net	2,527,813	450,238
Other Long term assets	282,784	—
Deferred tax assets	633,637	—
Total assets	97,656,463	9,710,050

Liabilities, redeemable equity and shareholders’ equity
Current liabilities:
Tax payable	4,684,122	986,748
Accrued liabilities and other payables	4,375,317	919,222
Due to related parties	13,792	13,792
Deferred tax liabilities	764,733	—
Total current liabilities	9,837,964	1,919,762

Long term liabilities
Other long term liabilities	149,411

Total liabilities	9,987,375	1,919,762

Redeemable equity
Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, issued and outstanding as of December 31, 2003)	—	583,672
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, issued and outstanding as of December 31, 2003)	—	2,000,000
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, issued and outstanding as of December 31, 2003)	—	999,997

Total redeemable equity	—	3,583,669

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 97,390,000 shares issued and outstanding as of December 31, 2003; 253,772,990 shares issued and outstanding as of December 31, 2004)	25,377	9,739
Series A convertible preferred shares ($0.01 par value; 386,848 shares authorized, issued and outstanding as of December 31, 2003)	—	1,624,732
Series B convertible preferred shares ($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31, 2003)	—	900,656
Series D convertible preferred shares ($0.01 par value; 101,570 shares authorized, issued and outstanding as of December 31, 2003)	—	1,000,000
Additional paid-in capital	78,345,352	5,811,354
Deferred stock-based compensation	(2,671,018)	(4,691,825)
Statutory reserves	500,000	500,000
Accumulated other comprehensive loss	(64,825)	(411)
Retained earnings (accumulated deficit)	11,534,202	(947,626)

Total shareholders’ equity	87,669,088	4,206,619

Total liabilities, redeemable equity and shareholders’ equity	97,656,463	9,710,050

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME UNDER U.S. GAAP
(In U.S. dollars, except share data)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(audited)
Gross revenues	15,540,229	6,639,626	50,318,744	16,601,492

Business tax	(719,368)	(465,849)	(2,235,044)	(1,115,822)
Net revenues	14,820,861	6,173,777	48,083,700	15,485,670
Cost of services	(4,719,382)	(2,394,666)	(15,305,416)	(5,819,391)

Gross profit	10,101,479	3,779,111	32,778,284	9,666,279

Operating expenses:
Product development	(946,722)	(249,832)	(2,807,720)	(748,209)
Selling and marketing	(2,983,429)	(716,037)	(8,794,568)	(2,144,540)
Stock-based compensation	(534,000)	(553,909)	(2,020,807)	(1,119,529)
Other general and administrative	(2,326,919)	(641,819)	(6,809,947)	(2,070,141)
Total operating expenses	(6,791,070)	(2,161,597)	(20,433,042)	(6,082,419)

Income from operations	3,310,409	1,617,514	12,345,242	3,583,860

Interest income	348,037	12,640	815,447	32,223
Other income	62,665	—	346,652	—

Income before tax	3,721,111	1,630,154	13,507,341	3,616,083

Income tax expense	(401,631)	—	(997,307)	—

Net income	3,319,480	1,630,154	12,510,034	3,616,083

Accretion on Series B redeemable preferred shares	—	(39,890)	(28,206)	(143,936)

Net income attributable to ordinary shareholders	3,319,480	1,590,264	12,481,828	3,472,147

Other comprehensive income:	(64,702)	378	(64,414)	457

Comprehensive income	3,254,778	1,630,532	12,445,620	3,616,540

Earning per ordinary share:
Basic	0.01	0.01	0.05	0.02
Diluted	0.01	0.01	0.05	0.02

Earning per ADS:
Basic	0.13	0.08	0.52	0.18
Diluted	0.12	0.07	0.47	0.16

Weighted average ordinary shares:
Basic	252,652,202	97,390,000	224,569,476	97,390,000
Diluted	272,531,566	221,147,117	263,925,256	210,888,644

Weighted average ADSs:
Basic	25,265,220	9,739,000	22,456,948	9,739,000
Diluted	27,253,157	22,114,712	26,392,526	21,088,864

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003
Net income	3,319,480	1,630,154	12,510,034	3,616,083
Financing expense	—	—	156,089	—
Office relocation expense	—	—	74,205	—
Stock based compensation expense	534,000	553,909	2,020,807	1,119,529
Content partner underpayments	235,590	—	—	—
Adjusted net income	4,089,070	2,184,063	14,761,135	4,735,612

Non-GAAP diluted earnings per share	0.02	0.01	0.06	0.02
Non-GAAP diluted earnings per ADS	0.15	0.09	0.56	0.21
Number of shares used in diluted per-share calculation	272,531,566	221,147,117	263,925,256	210,888,644
Number of ADSs used in diluted per-share calculation	27,253,157	22,114,712	26,392,526	21,088,864